[Thomson Letterhead]

January 18, 2007

By EDGAR, “CORRESP” Designation

Mr. Larry Spirgel
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:

Thomson
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-14974)

Dear Mr. Spirgel:

Thank you for your comment letter of December 26, 2006 relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to your prior Comment Number 2  in your letter dated October 20, 2006.

For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the related numbering and headings used.  All responses are designated with the letter “R” below the relevant comment and sub-comment, which we have designated with the letter “C”.

Note 22: Shareholders’ Equity, Subordinated Perpetual Notes, page F-60

1.

We have reviewed your response to previous comment #2. To help us evaluate your response, please provide us with more details about the call option including but not limited to what is par value and who has the option to call the debt.

R:

Thomson’s Undated Deeply Subordinated Fixed to Floating Rate Perpetual Notes (the “Notes”) are undated perpetual obligations with no fixed maturity or redemption date.  However, the Notes may be redeemed in the following three circumstances:

1. Thomson’s general call option:  The Notes may be redeemed, in whole but not in part, by Thomson, at its election, on September 25, 2015 and at each interest payment date thereafter (i.e., on a quarterly basis commencing December 25, 2015).

2. Thomson’s change of control call option:  The Notes may be redeemed, in whole but not in part, by Thomson, at its election, following certain change of control events affecting Thomson and triggering a downgrading of the rating of any of Thomson’s senior unsecured obligations below Baa3 by Moody’s and/or BBB- by S&P.

3. Tax redemption events:

a)

The Notes may be redeemed, in whole but not in part, by Thomson, at its election, if a change in French tax law or its application results in interest payments on the Notes no longer being tax deductible.

b)

The Notes may be redeemed, in whole but not in part, by Thomson, at its election, if a change in French tax law or its application results in the application of withholding tax on interest payments on the Notes, which in turn give rise to gross-up payments.

c)

If French law prevents payment in full of principal or interest on the Notes, notwithstanding the gross-up payment obligation referred to above, Thomson is obligated to redeem the Notes in whole and not in part.

The redemption amount in all cases of redemption on or following September 25, 2015 or, prior to such date, in cases 2 and 3b) and c), is the principal amount of €500 million together with interest payable on the date of the redemption, if any. In the remaining case of redemption prior to September 25, 2015, the redemption amount is the higher of the redemption amount described in the preceding sentence and a make-whole amount. The make-whole amount essentially equals the sum of the then present value of the principal amount and the then present value of scheduled interest amounts from the redemption date to September 25, 2015, discounted at an OAT (French treasury obligation) adjusted yield (calculated as the yield to maturity of a comparable OAT plus 0.50%).

IAS 32 “Financial Instruments: Presentation” AG25 states that: “An option of the issuer to redeem the shares for cash does not satisfy the definition of a financial liability because the issuer does not have a present obligation to transfer financial assets to the shareholders.” Accordingly, the call options exercisable by Thomson at its own discretion (cases 1, 2, 3a) and b) above) do not create a present obligation for Thomson to redeem the Notes. These options therefore are consistent with the classification of the Notes as equity instruments under International Financial Reporting Standards (IFRS) as adopted by the European Union.

As contemplated in case 3c) above, Thomson may become obligated to redeem the Notes if it is prevented by French law from paying the full amount of principal or interest thereon. However, we have no reason to expect a change in French legislation or its application that would both (1) affect the existing French withholding tax regime and consequently impose withholding tax on instruments such as the Notes and (2) prohibit gross-up payments, as contemplated in case 3c). Accordingly, given the extremely remote probability of a change in French law having this effect, this clause is deemed “not genuine” as defined by IAS 32 AG28 (i.e., “an event that is extremely rare, highly abnormal and very unlikely to occur”).  Therefore, this contingent redemption clause does not trigger liability classification of the Notes in accordance with IAS 32 §25.

C:

Tell us how the fixed coupon of 5.75% compares to the normal dividend rate.

R:

Thomson’s dividend policy is described in Item 8(c) of the 2005 Form 20-F as follows: “We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their Annual General Meeting. Under French company law, our right to pay dividends is limited in specific circumstances. […] Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time.”

Thomson’s recent history of dividend payments on its ordinary shares is as follows (Thomson has paid no dividends on securities other than its ordinary shares):

•

Thomson did not pay dividends from 1999 (first year of listing) to the end of the financial year 2002.  Thomson has been paying dividends since 2003.

•

The table below shows the dividends paid on Thomson’s ordinary shares and the dividend paid as a percentage of the average closing price per Thomson ordinary share on Euronext Paris for the year in which payment was made:

Paid in (year) with respect to prior year	Dividend per share paid	Average share price (*)	Dividend as a % of average share price
2006	0.300 €	14.31 €	2.096%
2005	0.285 €	18.99 €	1.501%
2004	0.260 €	16.45 €	1.581%
2003	0.225 €	14.81 €	1.519%
From 1999 to 2002	no dividend paid
(*) Non-volume-weighted average closing share price on Euronext Paris during the year in which payment was made.

C:

We understand that the notes have a provision by which Thomson can redeem the bond at no penalty in the event of a change of control and a reduction in Thomson’s bond rating. Tell us the redemption price in such instance.

R:

As stated above, the redemption amount in such event is the principal amount of €500 million, together with any interest payable on the date of the redemption.

C:

In addition, in light of your history of dividend payments, help us better understand how you considered IAS 37 in your accounting.

R:

The Notes are financial instruments within the scope of IAS 32 and are therefore explicitly excluded from the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  Pursuant to IAS 37 §1, “This Standard shall be applied by all entities in accounting for provisions, contingent liabilities and contingent assets, except: (…) (c) those covered by another Standard.”

IAS 32 AG26 specifies that the history of dividend payments should not be taken into consideration when determining the proper classification of the Notes.  In particular, this paragraph specifically excludes from the analysis of the classification of the Notes as an equity instrument or financial liability any reference to “a history of making distributions” or “an intention to make distribution in the future”.

This analysis has been confirmed by recent discussions held by the IFRIC and the IASB on “economic compulsion” (i.e., IFRIC Updates of March, May and November 2006 and IASB Update of June 2006). A submission was made to IFRIC regarding “an irredeemable, callable financial instrument with dividends (fixed or variable) payable only if dividends are paid on ordinary shares [of the issuer] (which themselves are payable at the discretion of the issuer)”. This instrument also included a “step-up” dividend clause that would increase the dividend at a pre-determined date in the future unless the instrument had previously been called by the issuer, and it ranked in liquidation before an instrument classified as a liability. According to the IFRIC Update of March 2006, the IFRIC agreed that this instrument included no contractual obligation ever to pay the dividends or to redeem the instrument and that therefore it should be classified as equity under IAS 32. This conclusion has been confirmed by the IASB in the IASB Update of July 2006 and finalized in a “Wording for Rejection” published in the IFRIC Update of November 2006.

In light of the foregoing considerations, we have concluded that the Notes have the characteristics of equity under IFRS and, as such, have been recorded in net equity in our consolidated financial statements as of and for the year ended December 31, 2005.

C:

Further, explain to us how you have determined that the subordinated perpetual debt does not meet the definition of equity under U.S. GAAP.

R:

SAB No. 103 “Update of Codification of Staff Accounting Bulletins” specifically addresses in its Topic 4 “Equity Accounts”, letter A “Subordinated Debt”, the balance sheet classification of an instrument issued in the legal form of debt under U.S. GAAP and following SEC guidance. The relevant extract is reproduced below:

“Facts: Company E proposes to include in its registration statement a balance sheet showing its subordinate debt as a portion of stockholders' equity.

Question: Is this presentation appropriate?

Interpretive Response: Subordinated debt may not be included in the stockholders' equity section of the balance sheet. Any presentation describing such debt as a component of stockholders' equity must be eliminated. Furthermore, any caption representing the combination of stockholders' equity and only subordinated debts must be deleted.”

Because of the legal form of the Notes and based on the above discussion, we believe that classification as equity under U.S. GAAP is not possible and that classification as a liability is required. Accordingly, under U.S. GAAP, we have reclassified the Notes from equity to financial debt. The description and impact of the divergence between IFRS and U.S. GAAP is described on page F-152 of our 2005 Form 20-F.

* * *

On behalf of Thomson, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2005 Form 20-F.  Please do not hesitate to call me at (011) 331 4186 6277 with any questions or comments on the foregoing.

Very truly yours,
/s/ Julian Waldron
Julian Waldron
Chief Financial Officer

cc:

Dave Walz

Ivette Leon
(Securities and Exchange Commission)

Gilles Billoud

James Johnson

Emmanuel Janin

(Thomson)

Robert Dillon

(KPMG Audit)

Jerome Guirauden

(Ernst & Young Audit)

Frédéric Allilaire

(Mazars & Guérard)

Nikolaos G. Andronikos

(Sullivan & Cromwell LLP)